UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 30, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Harmony meets guided gold production for the 11th consecutive year, underpinned by robust cash generation and a strengthened gold-copper portfolio
Johannesburg, Tuesday, 30 June 2026. Beyers Nel, chief executive officer of Harmony Gold Mining Company Limited ("Harmony" and/or the "Company"), provides a pre-year-end update ahead of the financial year-end on 30 June 2026 (FY26).
“Safety remains our highest priority and our most important measure of success. While key safety indicators continue to improve, our journey towards zero harm is far from complete. We continue to measure progress through both leading and lagging indicators to strengthen prevention and reduce serious incidents. Our commitment remains steadfast: every employee and contractor must return home safely every day.
Against this backdrop, FY26 has been another year of consistent execution, strong cash generation and meaningful progress in building a higher-margin, more durable business.
Our capital allocation framework is focused on disciplined investment and compounding long-term per-share value. We are prioritising safe and reliable operations, balance sheet strength, selective reinvestment in higher-margin assets, and sustainable shareholder returns. Importantly, all our major projects are being funded from internally generated cash flows and capital-efficient funding structures, preserving financial flexibility while improving the margin profile, durability and overall strength of our portfolio.
Harmony has met its annual gold production guidance for the 11th consecutive year, with production expected to be between 1.4 million and 1.5 million ounces, underground recovered grades of approximately 5.80g/t, all-in sustaining costs within guidance, and capital expenditure slightly below plan. This performance reflects our focus on safe, predictable production, execution discipline and the strength of our asset base.
The CSA copper mine is also expected to deliver towards the upper end of guidance, with production of 17 500 to 18 500 tonnes of copper, cash costs below guidance and recovered grades above guidance. These results provide tangible evidence of the value we saw in acquiring a high-grade, producing copper asset in a tier-one jurisdiction, while diversifying revenue streams and broadening the Group’s earnings base. With the capital ventilation project on track, we are advancing the key infrastructure required to unlock CSA’s next phase of value creation and position the mine to grow into a 40 000 tonne-per-annum copper producer.
The Eva Copper project in Queensland, Australia, remains one of the most compelling growth opportunities in our portfolio and a key component of Harmony’s strategy to increase copper production in a tier-one mining jurisdiction while enhancing the scale, margin profile and longevity of our asset base. Project execution continues to progress well. All long-lead equipment has been secured, major contracts have been awarded, and the project is moving forward in line with our disciplined approach to de-risking and delivery. Construction activities are continuing, including work associated with the process plant and related infrastructure.
During land-clearing activities, a protected species was identified within the project area. In keeping with our commitment to responsible environmental stewardship and regulatory compliance, clearing activities were paused while we engaged with regulators, environmental specialists, government stakeholders and other interested parties to determine the appropriate way forward. We are working constructively and collaboratively with these stakeholders. Our focus is on balancing environmental responsibilities with continued project advancement. This has enabled us to reprioritise certain activities and maintain momentum while the required assessments and engagements continue. We remain committed to developing Eva Copper responsibly and sustainably, and we will keep the market informed of any material development.
Robust cash generation and operational consistency in FY26 enabled us to return a record R4.4 billion to shareholders through dividends over the past 12 months, while continuing to fund our operational requirements and growth priorities. Our MSCI ESG rating upgrade to ‘A’ further demonstrates the progress we are making in embedding sustainable and responsible business practices across the Group.
Harmony enters FY27 from a position of strength, with a robust balance sheet, solid operating momentum, high-margin gold assets and a growing copper business that supports through-the-cycle durability.
We thank all our stakeholders and shareholders for their continued support.

Please join my management team and me for our in-person FY26 results presentation on 27 August 2026 at 10:00 (South African time) at the JSE Limited in Sandton. We will reflect on our FY26 performance and provide an update on our strategy, growth projects and FY27 capital allocation priorities.”

The financial information on which this update is based has not been reviewed or reported on by the Company’s external auditors.

For more details, contact:
Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120
JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this market release.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-

looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein. Any forward-looking information included in this market release is the sole responsibility of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 30, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director